Exhibit 99.11

PURETECH

GIVING LIFE TO SCIENCE®

April 27, 2023

Mr. Paul Fonteyne

Chairman of the Board of

Directors Gelesis

Holdings, Inc.

501 Boylston Street,

Suite 6102

Boston, MA 02116

Dear Paul:

We appreciate the counterproposal you sent over on April 19, 2023. We would like to clarify a few things from your letter. Our revised offer of April 19, 2023 was necessitated by the sharp drop in the valuation of Gelesis in the days following delisting from NYSE. Given the changed circumstances, we could not justify the purchase price proposed in our offer made on April 2, 2023.

We have reviewed your counterproposal with our Transaction Committee of the Board and we believe we have aligned on the upper limit of the financial terms we can propose for the purchase price given the extent of outstanding debt and going forward obligations we would be taking on. Therefore, please view this as our best and final offer regarding the price we are willing to pay for all of Gelesis’ outstanding shares and equity instruments. We may be able to discuss non-purchase price terms to the extent they are important to your board. We would propose the following for the Gelesis Board’s consideration:

•

PureTech is prepared to acquire all of the outstanding shares and equity and equity-based (except as noted below) instruments of Gelesis for an aggregate purchase price of $3.5 million in cash (the “Offer”). This purchase price is still at a substantial premium of well over 100% of the closing price of Gelesis OTC shares on April 25, 2023.

•

In addition to the Offer, PureTech is willing to assume the obligations of all outstanding warrants, the existing Italian debt facilities, the shareholder convertible notes and other outstanding indebtedness as set forth in Note 12 to Gelesis’ Annual Report on Form 10-K.

•	We also agree that the $3.5 million Offer will not be reduced by any equity or debt interests of Gelesis held by PureTech.

•	PureTech is willing to provide Gelesis $2M in bridge financing to fund day-to-day operations at Gelesis, on terms previously agreed to by the parties, by May 1st

•

In addition, PureTech is willing to provide up to $3M in bridge financing to further fund day-to-day operations at Gelesis, on terms previously agreed to by the parties on the date of signing of the merger agreement, which the parties shall diligently work to finalize by May 15, 2023.

•	PureTech agrees to a Go-Shop period to extend until July 1, 2023 or final approval by Gelesis shareholders, whichever is sooner

•	The acquisition transaction will be structured based on input from PureTech’s tax and legal advisors.

Our Offer is non-binding and is contingent on final approval of the transaction by our Board of Directors. Our Offer also remains contingent upon approval by the Gelesis independent committee and approval by a majority of the outstanding Gelesis shares not owned by PureTech or its affiliates.

As you know, Gelesis pioneered the development of highly innovative weight management products like Plenity® and GS200 with attractive efficacy and safety profiles that can provide important treatment options in the fight against obesity, a growing serious global health emergency. We remain committed to helping bring and expanding access to these potentially life changing products to millions of people in need.

We stand ready to further engage with Gelesis and its advisors to reach a swift agreement on the terms and look forward to your prompt response.

Sincerely,

Bharatt Chowrira

President, PureTech Health PLC

Cc:	Board of Directors, Gelesis Holdings, Inc

6 Tide Street, Boston, MA 02210
www.puretechhealth.com	Tel: 617.482.2333	Fax: 617.482.3337